

January 27, 2023

Brian Roberts
Chief Financial Officer
Splunk Inc.
270 Brannan Street
San Francisco, California 94107

> **Re: Splunk Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 24, 2022**
> **File No. 001-35498**

Dear Brian Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2022

Liquidity and Capital Resources, page 64

1.   We note your disclosure that you "repurchased 6.9 million shares of common stock with a total price of $1.0 billion." We also note that the stock repurchase program far exceeded your cash flow from operations. In future filings provide a discussion and analysis on the funding sources of the repurchase plan and the impact of such a repurchase plan on your liquidity and capital resources. Refer to Item 303 of Regulation S-K. Please provide us with your proposed future disclosure.

Note 1. Description of the Business and Significant Accounting Policies
Goodwill, Intangible Assets, Long-Lived Assets and Impairment Assessments, page 78

2.   We note that you consider "the enterprise to be the reporting unit" for goodwill impairment testing. Please explain how you determined you operate as a single reporting unit, given that you present and discuss the gross margins of your three major product and

service lines in Result of Operations of MD&A. Please ensure your response provides us with your analysis of ASC 350-20-35-33 through 35-38 for the identification of your reporting unit.

<u>Note 8. Stock Compensation Plans and Stockholders' Equity, page 97</u>

3.   We note that a number of PSUs earned and eligible to vest is determined based on achievement of certain performance conditions. Please tell us whether the repurchased shares of your common stock for $1.0 billion resulted in a benefit on achieving certain company financial performance measures under the 2012 Equity Incentive Plan. Also, tell us the impact of stock repurchases, if any, on levels of executive compensation and confirm that you will discuss the impact in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology